Form NRSRO – Annual Certification

Exhibit 4: Organizational Structure

November 2020

Exhibit 4A - Organization of DBRS, Inc., Holding Companies and Material Affiliates



Morningstar, Inc. (US)
Morningstar Ratings Holding Corp. (US)
DBRS, Inc. (US) *
Morningstar Credit Ratings, LLC (US) *
Ratings Acquisition Corp. (Cayman)
AAA UK Holding Co. Limited (UK)
AAA UK Acquisition Co. Limited (UK)
DBRS Limited (Canada)
DBRS Ratings Limited (UK)
DBRS Ratings GmbH (Germany)
DBRS Ratings GmbH, Sucursal en España (MadridBranch Office)

* On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). Following the acquisition, DBRS and MCR took steps to integrate their credit rating operations under the brand name DBRS Morningstar. As of November 5, 2020, DBRS and MCR announced completion of analytical integration. For information on the integration of DBRS and MCR, please see Annex A to Exhibit 2.

At the time of the acquisition, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS. Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS and further to an amendment to DBRS's Form NRSRO on the same day, DBRS no longer identifies MCR as a credit rating affiliate.

For additional information on the integration of DBRS and MCR, please see Annex A to Exhibit 2 and the related press release of DBRS Morningstar at: https://www.dbrsmorningstar.com/research/369707/dbrs-and-morningstar-credit-ratings-conclude-analytical-integration-process

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Senior Management)


President, Credit Ratings
Head of Credit Operations
Head of Business Development *
Executive of Finance
Head of Credit Business Strategy Canada
Head of Credit Business Strategy United States
Group Managing Director Global Corporates
Group Managing Director Structured Finance
Group Managing Director Financial Institutions & Sovereign
Chief Credit Officer Credit Standards

* In addition to reporting to the President of DBRS, Inc., this role has a reporting line to Morningstar, Inc.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Audit, Talent & Culture, Business Development)



Director of Internal Audit and Chief Audit Executive Morningstar, Inc.
Global Head of Audit & Risk
Head of Talent & Culture Morningstar, Inc.
Global Head of Talent & Culture, Business Partners
Chief Revenue Officer Morningstar, Inc.
Head of Business Development *

* In addition to having a reporting line to Morningstar, Inc., this role has a reporting line to the President of DBRS, Inc.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Groups)


President, Credit Ratings
Group Managing Director Global Corporates
Group Managing Director Global Financial Institutions & Sovereign
Group Managing Director Global Structured Finance
Infrastructure, Power & Utilities
Real Estate & Public Finance
Diversified Industries & Sport Finance
Consumer, Communications, Retail & Media
U.S. Middle Market
Natural Resources
Global Banking
Non-Banking Financial Institutions
Insurance
Sovereign
U.S. Structured Credit
U.S. Asset-Backed Securities
U.S. Residential Mortgage Backed Securities
U.S. ABS & RMBS Surveillance
N.A. Commercial Mortgage Backed Securities
European Structured Finance
Canadian Structured Finance
U.S. Operational Risk



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Legal & Compliance)

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Legal & Compliance)


Global Chief Compliance Officer Morningstar, Inc.
Chief Compliance Officer
Regional Compliance Officer Madrid
Regional Compliance Officer Toronto
Designated Compliance Officer New York
Policies & Procedures New York
Global Internal Controls

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of March 1, 2020. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

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Subsidiary	Jurisdiction of Formation	Subsidiary	Jurisdiction of Formation
Corporate Fundamentals, Inc.	Delaware	Morningstar India Private Limited (13)	India
DBRS, Inc. (1)	Delaware	Morningstar Investment Adviser India Private Limited (2)	India
Morningstar Global LLC	Delaware	Morningstar Italy, S.R.L. (7)	Italy
Morningstar Investment Management LLC	Delaware	Ibbotson Associates Japan K.K. (2)	Japan
Morningstar Investment Services LLC (2)	Delaware	Morningstar Korea, Ltd.	Korea
Morningstar Ratings Holding Corp.	Delaware	Morningstar Luxembourg SARL (7)	Luxembourg
Morningstar Research Services LLC	Delaware	Investigaciones MS Mexico, S. de R.L. de C.V. (7)	Mexico
Pitchbook Data, Inc.	Delaware	Servicios MStar Global, S. de R.L. de C.V. (7)	Mexico
Morningstar Commodity Data, Inc.	Illinois	Morningstar Europe, B.V. (14)	The Netherlands
Morningstar Credit Ratings, LLC	Pennsylvania	Morningstar Holland, B.V. (15)	The Netherlands
ADL (Aust) Pty Limited (3)	Australia	MStar Holdings C.V.	The Netherlands
Cuffelinks Pty Ltd (3)	Australia	Morningstar Research Limited (5)	New Zealand
Ibbotson Pty Limited (3)	Australia	Morningstar Norge AS (7)	Norway
Morningstar Investment Management Australia Limited (4)	Australia	Morningstar Investment Adviser Singapore Pte Limited (10)	Singapore
Morningstar Australasia Pty Limited (5)	Australia	Morningstar Research Pte Limited (10)	Singapore
Morningstar Direct Investments (6)	Australia	Morningstar Research (Proprietary) Limited (7)	South Africa
Morningstar Group Australia Pty Limited (7)	Australia	Morningstar Investment Management South Africa (Pty) Limited (2)	South Africa
Morningstar Brazil Financial Information Ltda. (7)	Brazil	Morningstar Europe Services, S.L. (7)	Spain
DBRS Limited (8)	Canada	Morningstar Network, S.L. (7)	Spain
Morningstar Associates, Inc. (9)	Canada	Morningstar HoldCo AB (7)	Sweden
Morningstar Canada Group, Inc. (7)	Canada	Morningstar Sweden AB (16)	Sweden
Morningstar Research, Inc. (9)	Canada	Morningstar Switzerland GmbH (7)	Switzerland
Ratings Acquisition Corporation (1)	Cayman Islands	Morningstar Research Thailand Limited	Thailand
Servicios Morningstar Chile Ltd. (7)	Chile	Morningstar (Dubai) Ltd. (7)	United Arab Emirates
Morningstar (Shenzhen) Ltd. (10)	China	AAA UK Acquisition Co. Limited (17)	United Kingdom
Morningstar Danmark A/S (11)	Denmark	AAA UK Holding Co. Limited (18)	United Kingdom
Morningstar Danmark Holding Aps (7)	Denmark	DBRS Ratings Limited (8)	United Kingdom
Morningstar France Holding SAS (7)	France	Morningstar Europe, Ltd. (7)	United Kingdom
Morningstar France Fund Information SARL (12)	France	Morningstar Finance Limited (18)	United Kingdom
Morningstar Investment Consulting France SAS (12)	France	Morningstar Investment Management Europe Limited (2)	United Kingdom
DBRS Ratings GmbH (8)	Germany	Morningstar Real-Time Data Limited (19)	United Kingdom
Morningstar Deutschland GmbH (7)	Germany	Morningstar U.K., Ltd. (7)	United Kingdom
Morningstar Asia, Ltd. (7)	Hong Kong	Pitchbook Data Limited (20)	United Kingdom
Morningstar Investment Management Asia Limited (2)	Hong Kong		

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of March 1, 2020. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

(1) Morningstar Ratings Holding Corp. owns 100%
(2) Morningstar Investment Management LLC owns 100%
(3) Morningstar Australasia Pty Limited owns 100%
(4) Ibbotson Pty Limited owns 100%
(5) Morningstar Direct Investments owns 100%
(6) Morningstar Group Australia owns 100%
(7) Morningstar Holland B.V. owns 100%
(8) AAA UK Acquisition Co. Limited owns 100%
(9) Morningstar Canada Group, Inc. owns 100%
(10) Morningstar Asia, Ltd. owns 100%
(11) Morningstar Danmark Holdings Aps owns 100%
(12) Morningstar France Holding SAS owns 100%
(13) Corporate Fundamentals, Inc. owns 100%
(14) MStar Holdings C.V. owns 100%
(15) Morningstar Europe, B.V. owns 100%
(16) Morningstar HoldCo AB owns 100%
(17) AAA UK Holding Co. Limited owns 100%
(18) Ratings Acquisition Corp. owns 100%
(19) Morningstar U.K., Ltd. owns 100%
(20) Pitchbook Data, Inc. owns 100%